CIRCOR International, Inc.
30 Corporate Drive, Suite 200
Burlington, Massachusetts 01803

January 28, 2014

VIA EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE: CIRCOR International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for Fiscal Quarter Ended September 29, 2013
Filed October 31, 2013
File No. 1-14962

Dear Mr. O’Brien:

This letter is submitted on behalf of CIRCOR International, Inc. (the “Company,” “CIRCOR,” “we,” “us,” or “our”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ended December 31, 2012 and Form 10-Q for the quarter ended September 29, 2013 (file No. 1-14962) as set forth in the Staff’s letter dated December 23, 2013 addressed to Frederic M. Burditt, our former Vice President and Chief Financial Officer of the Company (the “Comment Letter”). The Comment Letter was re-sent and received by the Company’s current Executive Vice President and Chief Financial Officer, Rajeev Bhalla, on January 13, 2014.

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with responses below for each numbered comment.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Policies, page 16

Comment No. 1
Please provide an analysis of your methods for testing both goodwill and other intangible assets for impairment. Describe the methods and key assumptions used and how the key assumptions were determined. Discuss the degree of uncertainty associated with the key assumptions and describe potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Provide us with an example of your future intended disclosure.

For the Aerospace reporting unit, using the information in your 2012 goodwill impairment test, please include expanded, quantified disclosure providing investors with more insight into the assumptions used in your assessment of goodwill, including the following disclosures where material:

•	how the assumptions compare to recent operating performance,

•	the basis for any assumptions that differ significantly from recent operating performance, including net sales trend and growth rate and operating margin,

•	a discussion of management’s assessment of the sensitivity of the results of your impairment assessment to the assumptions, and

•	the potential impact on future operations.

Refer to Section 501.14 of the Codification of Financial Reporting Policies. Please also quantify for us the amount of any goodwill allocated to Aerospace that has been affected by your repositioning activities for which recoverability may be at risk. See Section 501.02 of the Codification of Financial Reporting Policies that requires disclosure of material uncertainties, including the recoverability of assets.

Response to Comment No. 1
We acknowledge the Staff’s comment and respectfully propose to include substantially the following expanded disclosure in future filings, in each case as applicable and material to our then-current operating segments. The suggested revisions to our disclosure, with underlined text representing added or revised disclosure, will be applied prospectively in our Forms 10-K and 10-Q illustrated as set forth below. We also note that for the Aerospace reporting unit, the goodwill balance as of December 31, 2012 is fully recoverable.

Illustration of Proposed Future Revisions Based on Disclosure Set Forth in Form 10-K for the Year Ended December 31, 2012:

“In accordance with ASC 350, Intangibles-Goodwill and Other, we utilize each of our operating segments as our goodwill reporting units as we have discrete financial information that is regularly reviewed by operating segment management and the businesses within each segment have similar economic characteristics. For the year-ended December 31, 2012, the Company’s three reporting units were Energy, Aerospace and Flow Technologies with respective goodwill balances of $51.5 million, $22.1 million and $3.8 million.

Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to identifiable tangible and intangible assets acquired less liabilities assumed. Goodwill and intangible assets are recorded at cost; intangible assets with definitive lives are amortized over their useful lives. For goodwill and intangible assets with indefinite lives, we perform an impairment assessment at the reporting unit level on an annual basis as of the end of our October month end or more frequently if circumstances warrant. Our annual impairment assessment is a two-step process. The first step requires a comparison of the implied fair value of each of our reporting units to the respective carrying value. If the carrying value of a reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step of the evaluation must be performed. In the second step, the potential impairment is calculated by comparing the implied fair value of the reporting unit’s goodwill with the carrying value of the goodwill. If the carrying value of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment loss will be recognized for the excess.

Determining the fair value of a reporting unit is subjective and requires the use of significant estimates and assumptions. With the assistance of an independent third-party appraisal firm, we estimate the fair value of our reporting units using an income approach based on the present value of future cash flows. We believe this approach yields the most appropriate evidence of fair value. We also utilize the comparable company multiples method and market transaction fair value method to validate the fair value amount we obtain using the income approach. The key assumptions utilized in our discounted cash flow model include our best estimates ~~in assessing the 2012 fair value of goodwill we used our best estimate~~ of future cash flows from ~~of~~ operating activities offset by ~~and~~ estimated capital expenditures of the reporting unit, the estimated terminal value for each reporting unit, a discount rate based on a weighted average cost of capital, overall economic conditions, and our assessment of our current market capitalization. Any unfavorable material changes to these key assumptions could potentially impact our fair value determinations. As discussed elsewhere in this Form 10-K regarding risks and other factors that may cause our results to vary materially, some of our end markets are cyclical and we face significant competition. As such, we may experience fluctuations in revenues and operating results resulting in the non-achievement of our estimated growth rates, operating performance and working capital estimates utilized in our discounted cash flow models.

In fiscal year 2012 when we performed our step one analysis, the fair value of each of our reporting units exceeded the respective carrying amount, and no goodwill impairments were recorded. The fair values utilized for our 2012 goodwill assessment exceeded the carrying amounts by approximately 98%, 10% and 143% for our Energy, Aerospace and Flow Technologies reporting units, respectively. The growth rate assumptions utilized were consistent with growth rates within the markets that we serve. Actual 2012 results were substantially consistent overall with estimates and assumptions made for purposes of our goodwill impairment analysis performed in October. If our results significantly vary from our estimates, related projections, or business assumptions in the future due to changes in industry or market conditions, we may be required to record impairment charges. By way of example, a 10% reduction in our Aerospace reporting unit projected cash flows could result in the fair value being lower than the carrying value resulting in a potential impairment.

The goodwill recorded on the consolidated balance sheet as of December 31, 2012 was $77.4 million compared with $77.8 million as of December 31, 2011 with the only change being due to foreign currency fluctuations. Net intangible assets as of December 31, 2012 were $45.2 million compared to $58.4 million as of December 31, 2011. The total net amount of non-amortizing assets was $23.6 million and $29.6 million, as of December 31, 2012 and 2011, respectively.

Indefinite-lived intangible assets, such as trade names, are generally recorded and valued in connection with a business acquisition. These assets are reviewed at least annually for impairment, or more frequently if facts and circumstances warrant. We also utilized the discounted cash flow model to evaluate these intangibles.

See Notes 2 and 7 of the accompanying consolidated financial statements for further information on our goodwill and annual impairment analysis.”

With respect to the request in this comment to quantify the amount of goodwill allocated to Aerospace that was affected by our repositioning activities for which recoverability was at risk, we respectfully refer the Staff to the following disclosure previously included in our Form 10-Q for the quarter ended September 30, 2012:

“Evolving business factors, including our outlook of diminished future revenue and cash flow as well as repositioning activities at our Brazil energy and California aerospace operations, were indicators of impairment that triggered impairment analysis of both the long-lived and intangible assets of these operations as well as the goodwill of $51.5 million and $22.1 million associated with the reporting units, Energy and Aerospace, respectively. With the assistance of an independent third-party appraisal firm, we performed ASC 360 and ASC 350 impairment analyses as part of our third quarter closing process. Under step 1 of the ASC 360 impairment test, the carrying value of the asset group is compared against the sum of the undiscounted cash flows in order to determine whether the asset group is impaired. The amount of impairment is then measured as the difference between the fair value of the long-lived asset group and its carrying value. The Company generally determines the fair value of long-lived assets using the discounted cash flow method. The analyses under ASC 360 and ASC 350 led us to conclude that certain intangible assets were impaired as of September 30, 2012: trade names, customer relationships, backlog and other intangible assets within the Energy and Aerospace segments. This resulted in Energy and Aerospace segment intangible asset impairment charges during the three months ended September 30, 2012 of $2.2 million and $8.2 million respectively. The Company also determined that certain fixed assets were impaired. Refer to Note 13 for additional information. The third quarter ASC 350 Goodwill impairment analysis resulted in the fair value of each of our reporting units exceeding their respective carrying amount, indicating no goodwill impairments were necessary as of September 30, 2012.”

Results of Operations, page 21

Comment No. 2
In your discussion and analysis of results of operations regarding material changes in your consolidated net revenues, consolidated gross profit, consolidated operating income, revenues by segment, gross profit by segment and operating income by segment, you cite several references to higher/lower sales volume, improved pricing and mix and raw material inflation as contributing factors regarding these changes. In future filings, please expand your discussion to quantify the effects of sales volume, sales prices, raw material prices and related product mix, to the extent possible, and explain the underlying causes to allow the reader to assess the relative importance and overall significance. Where you discuss a shift in product mix, provide a detailed explanation of the nature of the shift and underlying reasons. Address the expected future impact of related trends. Please provide us a draft disclosure on your 2012 operating results that is responsive to this comment. Refer to Section 501.04 of the Codification of Financial Reporting Policies and SEC Release 33-8350.

Response to Comment No. 2
We acknowledge the Staff’s comments and respectfully propose to include substantially the following expanded disclosure and quantified amounts, to the extent material, in future filings. The suggested revisions to our disclosure, with underlined text representing added or revised disclosure, will be applied prospectively in our Forms 10-K and 10-Q illustrated as set forth below. In addition, we will, as suggested in Release No. 33-8350, in future filings quantify the material effects of known material trends and uncertainties to the extent information is reasonably available.

Illustration of Proposed Future Revisions Based on Disclosure Set Forth in Form 10-K for the Year Ended December 31, 2012:

“Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Net Revenue

Net revenues for the year ended December 31, 2012 increased by $23.2 million, or 3%, to $845.6 million from $822.3 million for the year ended December 31, 2011. The change in net revenues for the year ended December 31, 2012 was attributable to the following:

	Year Ended
Segment	December 31, 2012	December 31, 2011	Total Change	Acquisitions	Operations	Foreign Exchange
	(In thousands)
Energy	$429,341	$394,693	$34,648	$1,525	$47,187	$(14,064)
Aerospace	141,092	136,838	4,254	—	7,551	(3,297)
Flow Technologies	275,119	290,818	(15,699)	—	(11,354)	(4,345)
Total	$845,552	$822,349	$23,203	$1,525	$43,384	$(21,706)

Our Energy segment accounted for 51% of net revenues for the year ended December 31, 2012 compared to 48% for the year ended December 31, 2011. The Aerospace segment accounted for 17% of net revenues for the year ended December 31, 2012 compared to 17% for the year ended December 31, 2011. The Flow Technologies segment accounted for 32% of net revenues for the year ended December 31, 2012 compared to 35% for the year ended December 31, 2011.

Energy segment revenues increased by $34.6 million, or 9%, for the year ended December 31, 2012 compared to the same period in 2011. The increase was primarily driven by $47.2 million (12%) of organic growth across most markets with large increases in ~~both~~ the short-cycle North American market (9%), ~~and in~~ large international project shipments (2%), and Brazil (2%), partially offset by lower pipeline shipments (1%). In addition, this year over year increase was due to $1.5 million in additional revenue from the first quarter 2011 acquisition of Valvulas S.F. Industria e Comercio Ltda. (“SF Valves”) located in Brazil, partially offset by unfavorable foreign currency fluctuations of $14.1 million (4%). Orders for this segment increased $80.8 million to $477.6 million for the year ended December 31, 2012 compared to $396.8 million for the year ended December 31, 2011 primarily due to improvements in North American short-cycle orders and large international projects. Backlog for our Energy segment has increased $42.0 million to $211.3 million as of December 31, 2012 compared to $169.3 million as of December 31, 2011. The increases in backlog were ~~was~~ primarily due to higher order levels within our large international project business.

Aerospace segment revenues increased by $4.3 million, or 3%, for the year ended December 31, 2012 compared to the same period in 2011. The increase was due to net organic growth of $7.6 million (6%) across most areas with the exception of the landing gear programs, which were 5% lower as we repositioned our Sylmar California landing gear operations and exited our landing gear overhaul product line, partially offset by unfavorable foreign currency fluctuations of $3.3 million (2%). Orders for this segment decreased $21.9 million to $143.1 million for the year ended December 31, 2012 compared to $165.0 million for the year ended December 31, 2011 primarily due to a $26.0 million multi-year military landing gear order placed in the third quarter of 2011. Order backlog increased $1.2 million to $159.5 million as of December 31, 2012 compared to $158.3 million as of December 31, 2011 primarily due to commercial growth, partially offset by landing gear overhaul decline as we exit this part of the business as part of our repositioning activities.

Flow Technologies segment revenues decreased by $15.7 million, or 5%, for the year ended December 31, 2012 compared to the same period in 2011. The revenue decrease was due to net organic declines of $11.4 million (4%) and unfavorable foreign currency fluctuations of $4.3 million (1%). The organic revenue decline was primarily due to lower light emitting diode ("LED") equipment shipments (8%), partially offset by organic growth across most other businesses (4%). This segment’s customer orders decreased $3.7 million to $283.0 million for the year ended December 31, 2012 compared to $286.7 million as of December 31, 2011. LED equipment market decreases were offset by improvement in most other markets. Order backlog increased $6.4 million to $76.2 million as of December 31, 2012 compared to $69.8 million as of December 31, 2011, driven by lower LED equipment and navy backlog, partially offset by increases in most other Flow Technologies markets.

Gross Profit

Consolidated gross profit increased $16.1 million, or 7%, to $241.5 million for the year ended December 31, 2012 compared to $225.4 million for the same period in 2011. Consolidated gross margin increased 120 basis points to 28.6% for the year ended December 31, 2012 from 27.4% for the year ended December 31, 2011.

	Year Ended		Total Change	Acquisitions	Operations	Foreign Exchange	Inventory Repositioning
Segment	December 31, 2012	December 31, 2011
	(In thousands)
Energy	$112,406	$86,898	$25,508	$46	$27,702	$(1,347)	$(893)
Aerospace	37,827	44,645	(6,818)	—	(2,558)	(1,023)	(3,237)
Flow Technologies	91,310	93,852	(2,542)	—	(676)	(1,835)	(31)
Total	$241,543	$225,395	$16,148	$46	$24,468	$(4,205)	$(4,161)

Gross profit for our Energy segment increased $25.5 million, or 29%, for the year ended December 31, 2012 compared to the same period in 2011. The gross profit increase was primarily due to $27.7 million of organic increases, partially offset by $0.9 million in inventory repositioning charges and $1.3 million in unfavorable foreign currency fluctuations. Gross margins improved 420 basis points to 26.2% for the year ended December 31, 2012 compared to 22.0% for the same period in 2011. This increase was primarily driven by improved gross margins from higher North American short-cycle revenue (up 18%) and favorable pricing and penalty reserve adjustments within our large international project business which had 2% higher revenue.

Gross Profit for our Aerospace segment decreased $6.8 million, or 15%, for the year ended December 31, 2012 compared to the same period in 2011. This gross profit decrease was primarily due to $3.2 million in inventory repositioning charges at our California operations. Additionally, there were unfavorable foreign currency fluctuations of $1.0 million and organic declines of $2.6 million primarily due to our California operations. Gross margins declined by 580 basis points to 26.8% for the year ended December 31, 2012 compared to 32.6% for the year ended December 31, 2011 primarily due to a negative impact of 230 basis points from the inventory repositioning charges. The organic decline represents a 280 basis point reduction of which approximately 475 basis points was due to inefficiencies at our California operations as well as ~~and~~ costs supporting new programs including initial production variances, ~~This was~~ partially offset by higher shipment volume and associated leverage which favorably impacted gross margin by approximately 270 basis points.

Gross profit for the Flow Technologies segment decreased $2.5 million, or 3%, for the year ended December 31, 2012 compared to the same period in 2011. The decrease was primarily due to unfavorable foreign currency fluctuations of $1.8 million and organic decreases of $0.7 million. Gross margins improved by 90 basis points to 33.2% for the year ended December 31, 2012 compared to 32.3% for the year ended December 31, 2011 primarily due to ~~improved pricing and mix~~ increased shipments in our higher margin sampling and UK Navy businesses. These favorable items were partially offset by lower volume primarily in our LED equipment business which has been experiencing a significant market downturn negatively impacting gross profit.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $11.0 million, or 7%, to $179.4 million for the year ended December 31, 2012 compared to $168.4 million for the same period in 2011. Selling, general and administrative expenses as a percentage of revenues increased 70 basis points to 21.2% for the year ended December 31, 2012 compared to 20.5% for the year ended December 31, 2011.

Selling, general and administrative expenses for our Energy segment increased 8% or $4.8 million for the year ended December 31, 2012 compared to the same period for 2011. Organic increases primarily due to higher revenues, including higher commissions and selling resource related expenses, accounted for a $6.6 million increase and $0.4 million was added from the SF Valves acquisition in the first quarter of 2011. These increases were partially offset by favorable foreign currency fluctuations of $2.2 million.

Selling, general and administrative expenses for our Aerospace segment decreased 2% or $0.7 million for the year ended December 31, 2012 compared to the same period for 2011. This decrease was primarily due to favorable foreign currency fluctuations of $0.9 million, partially offset by organic increases of $0.2 million.

Selling, general and administrative expenses for our Flow Technologies segment increased by $1.0 million or 2% for the year ended December 31, 2012 compared to the same period for 2011 primarily due to organic increases of $2.3 million primarily from investment in growth initiatives, partially offset by productivity and $1.2 million from favorable foreign currency fluctuations.

Corporate general and administrative expenses increased $5.9 million to $27.2 million for the year ended December 31, 2012 compared to the year ended December 31, 2011 largely due to a favorable settlement of a long-standing litigation matter recognized as income in the third quarter of 2011 as well as higher 2012 professional fees and variable compensation.

Operating Income (Loss)

The change in operating income (loss) for the year ended December 31, 2012 compared to the year ended December 31, 2011 was as follows:

	Year Ended		Total Change	Acquisitions	Operations	Foreign Exchange	Special & Repositioning (1)	Leslie Asbestos
Segment	December 31, 2012	December 31, 2011
	(Dollars In thousands)
Energy	$44,183	$27,433	$16,750	$(398)	$21,139	$865	$(4,856)	$—
Aerospace	(2,091)	12,674	(14,765)	—	(2,703)	(136)	(11,926)	—
Flow Technologies	34,378	37,586	(3,208)	—	(2,930)	(611)	(275)	608
Corporate	(29,939)	(21,395)	(8,544)	—	(5,903)	25	(2,734)	68
Total	$46,531	$56,298	$(9,767)	$(398)	$9,603	$143	$(19,791)	$676
(1) Special & Repositioning includes inventory, impairment and special charges associated with repositioning activities as well as CEO separation costs- see table below. See Note 4 of the accompanying consolidated financial statements for further information on these costs.

The special and repositioning charges for the twelve months ended December 31, 2012 were as follows:

	Year Ended	Inventory Repositioning		Impairment Charges		Special Charges
Segment	December 31, 2012
	(In thousands)
Energy	$4,856		$893		$2,156		$1,807
Aerospace	11,926	3,237		8,193		496
Flow Technologies	275	31		—		244
Corporate	2,734	—		—		2,734
Total	$19,791	$4,161		$10,349		$5,281

Operating income decreased 17%, or $9.8 million, to $46.5 million for the year ended December 31, 2012 compared to $56.3 million for the same period in 2011.

Operating income for our Energy segment increased $16.8 million, or 61%, to $44.2 million for the year ended December 31, 2012 compared to the same period in 2011. Operating margins increased 330 basis points to 10.3% on a revenue increase of 9%, compared to 2011. The increase in operating income was primarily driven by improved pricing and favorable penalty reserve adjustments with respect to large international projects, ~~and by~~ increased revenue primarily in the North American short cycle market, and foreign exchange ~~volume and associated leverage~~. These items were partially offset by organic increases in selling, general and administrative expenses and repositioning related charges at our Brazil operations.

Operating income for the Aerospace segment decreased $14.8 million, or 116%, to a loss of $2.1 million for the year ended December 31, 2012 compared to the same period in 2011. Operating margins were negative due to impairment charges and other repositioning related costs of $11.9 million at our California operations as well as inefficiencies at our California operations and costs supporting new programs including initial production variances totaling $6.7 million. ~~Partially offset by increases in~~ Higher shipment volume across the other Aerospace business partially offset these decreases by $3.8 million.

Operating income for the Flow Technologies segment decreased $3.2 million or 9%, to $34.4 million for the year ended December 31, 2012 compared to the same period in 2011, primarily due to 8% lower LED equipment market revenue ~~volume~~ and ~~associated leverage and~~ investments in growth initiatives of approximately $3.5 million, partially offset by increased shipments in our higher margin sampling and UK Navy businesses ~~improved pricing, mix and productivity~~.

Corporate operating expenses increased $8.5 million, or 40%, to $29.9 million, for the year ended December 31, 2012 compared to the same period in 2011, largely due to CEO separation costs, a favorable settlement of a long-standing litigation matter recognized as income in the third quarter of 2011 as well as higher professional fees and variable compensation.”

Liquidity and Capital Resources, page 30

Comment No. 3
Given the material changes in your working capital components, please expand the disclosure in future filings to discuss the underlying reasons for changes in trade accounts receivable, prepaid expenses and other assets and accounts payable, accrued expenses and other liabilities.

Response to Comment No. 3

We acknowledge the Staff’s comment and will, in future filings, expand the disclosure to discuss the underlying reasons for material changes in trade accounts receivable, prepaid expenses and other assets, and accounts payable, accrued expenses and other liabilities.

Note 17 - Segment Information, page 70

Geographic Information, page 71

Comment No. 4
You include other intangible assets, net in long-lived assets in your disclosure of geographic information. Please refer to ASC 280-10-50-41 and 280-10-55-23 and include the disclosure of long-lived assets, as described, in future filings.

Response to Comment No. 4

We acknowledge the Staff’s comment and will, in future filings where required, include the disclosure of long-lived assets as described in ASC 280-10-50-41 and 280-10-55-23 which excludes intangible assets, net.

Form 10-Q for Fiscal Quarter Ended September 29, 2013

Note 9 - Guarantees and Indemnification Obligations, page 13

Comment No. 5
You cite several factors that affect your warranty obligation in estimating the cost of product warranties. Please explain and quantify the key drivers for the $1.0 million increase in product warranty reserves during the first nine months of 2013 as this represents a material change relative to previous years and constitutes an important estimated cost.

Response to Comment No. 5

We acknowledge the Staff’s comment and respectfully propose to include substantially the following expanded disclosure in future filings. The suggested revisions to our disclosure, with underlined text representing added or revised disclosure, will be applied prospectively if material in our Forms 10-K and

10-Q illustrated as follows.

Illustration of Proposed Future Revisions Based on Disclosure Set Forth in Form 10-Q for the Quarter Ended September 29, 2013:

“We record provisions for the estimated cost of product warranties, primarily from historical information, at the time product revenue is recognized. While we engage in extensive product quality programs and processes, our warranty obligation is affected by product failure rates, utilization levels, material usage, service delivery costs incurred in correcting a product failure, and supplier warranties on parts delivered to us. Should actual product failure rates, utilization levels, material usage, service delivery costs or supplier warranties on parts differ from our estimates, revisions to the estimated warranty liability would be required.

The following table sets forth information related to our product warranty reserves for the nine months ended September 29, 2013 (in thousands):

Balance beginning December 31, 2012	$3,322
Provisions	2,878
Claims settled	(1,896)
Currency translation adjustment	46
Balance ending September 29, 2013	$4,350

Warranty obligations increased $1.0 million from $3.3 million as of December 31, 2012 to $4.3 million as of September 29, 2013, primarily due to increased provisions associated with higher revenues at our international projects business based on warranty terms for this business’ customers. In addition, we experienced lower claim settlements in the current year to date period.”

* * * * *
As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (781) 270-1210, or by email Rajeev.Bhalla@circor.com.

Very truly yours,

/s/ Rajeev Bhalla
Rajeev Bhalla
Executive Vice President, Chief Financial Officer

Cc:    Thomas D’Orazio, SEC Staff
    David A. Cifrino, McDermott Will & Emery LLP